EXHIBIT 10.12

Change of Control Agreement

THIS CHANGE OF CONTROL AGREEMENT (this “Agreement”) by and between Boston Communications Group, Inc. (the “Company”), a Massachusetts Corporation with its principal place of business at 55 Middlesex Turnpike, Bedford, MA 01730, and Karen A. Walker (the “Executive”), is made as of May 3, 2005 (the “Effective Date”).

WHEREAS, the Company recognizes that the possibility of an acquisition of the Company exists and that such possibility, and the uncertainty and questions which it may raise among certain personnel, may result in the departure or distraction of personnel to the detriment of the Company and its stockholders, and

WHEREAS, the Board of Directors of the Company (the “Board”) has determined that appropriate steps should be taken to reinforce and encourage the continued employment and dedication of the Executive and the Executive’s continued efforts to maximize the Company’s value.

NOW, THEREFORE, as an inducement for and in consideration of the Executive remaining in its employ, the Company agrees that the Executive shall receive the benefits set forth in this Agreement upon a Change in Control (as defined in Section 1.2).

1. Key Definitions.

As used herein, the following terms shall have the following respective meanings:

1.1 “Cause” means:

a. A good faith finding by a majority of the Board (excluding the vote of the Executive, if then a member of the Board) that (1) the Executive has refused without good reason to perform his or her reasonably assigned material duties for the Company; (2) the Executive has engaged in gross negligence or willful misconduct, which has or is expected to have a material detrimental effect on the Company, (3) the Executive has engaged in fraud, embezzlement or other material dishonesty, (4) the Executive has engaged in any conduct which would constitute grounds for termination for violation of the Company’s policies in effect at that time; or (5) the Executive has breached any material provision of any nondisclosure, invention assignment, non-competition or other similar agreement between the Executive and the Company and, if amenable to cure, has not cured such breach after reasonable notice from the Company; or

b. The conviction by the Executive of, or the entry of a pleading of guilty or nolo contendre by the Executive to, any crime involving moral turpitude or any felony.

1.2 As used herein, “Change in Control” shall mean the occurrence of any one of the following events:

a. Any “person” who is not the “beneficial owner” of more than ten percent (10%) of the outstanding equity securities of the Company on a fully diluted basis on the date hereof or an “affiliate” of such party on the date hereof becomes, alone or together with such person’s affiliates, a “beneficial owner” of more than fifty percent (50%) of the outstanding equity securities of the Company (as such terms are defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder); or

b. The consummation of a merger, consolidation or share exchange involving the Company, or the sale of all or substantially all of the assets of the Company, unless the stockholders of the Company immediately prior to the transaction own fifty percent (50%) or more of the outstanding equity securities of the continuing entity immediately following the consummation of such transaction.

c. The sale of all or substantially all of the assets of the Company in a single transaction or a series of related transactions.

1.3 “Change of Control Date” means the first date during the Term (as defined in Section 1.4) on which a Change in Control occurs. Anything in this Agreement to the contrary notwithstanding, if (a) a Change in Control occurs, (b) the Executive’s employment with the Company is terminated prior to the date on which the Change in Control occurs, and (c) it is reasonably demonstrated by the Executive that such termination of employment (i) was at the request of a third party who has taken steps reasonably calculated to effect a Change in Control or (ii) otherwise arose in connection with or in anticipation of a Change in Control, then for all purposes of this Agreement the “Change in Control Date” shall mean the date immediately prior to the date of such termination of employment.

1.4 Term of Agreement. This Agreement, and all rights and obligations of the parties hereunder, shall take effect upon the Effective Date and shall expire upon the first to occur of (a) the expiration of the Term (as defined below) if a Change in Control has not occurred during the term, (b) the termination of the Executive’s employment with the Company prior to the Change in Control Date, (c) the termination of the Executive’s employment with the Company after the Change of Control Date without Cause or for Good Reason, (d) the date twenty-four (24) months after the Change in Control Date, if the Executive is still employed by the Company as of such later date, or (e) the fulfillment by the Company of all of its obligations under Section 2 if the Executive’s employment with the Company terminates within twenty-four (24) months following the Change in Control Date. “Term” shall mean the period commencing as of the Effective Date and continuing in effect through May 3, 2010 provided, however, that commencing on May 3, 2010 and each May 3rd thereafter, the Term shall be automatically extended for one additional year unless, not later than 90 days prior to the scheduled expiration of the Term (or any extension thereof), the Company shall have given the Executive written notice that the Term will not be extended.

1.5 “Good Reason” means the occurrence, without the Executive’s written consent, of any of the events or circumstances set forth in clauses (a) through (c) below

a. relocation of the Executive’s primary place of business to a location that results in an increase in the Executive’s daily one way commute of at least fifty (50) miles;

b. any material breach by the Company or any successor thereto of any agreement entered into after the Effective Date (or in the case of any agreement to provide benefits to the Executive, entered into at any time) to which the Executive and the Company are parties, which breach is not cured within ten days after written notice thereof; or

c. Any material adverse change in the Executive’s authority, duties or annual base salary (including, but not limited to, any failure to pay compensation on at least a monthly basis) as in effect prior to the Change in Control.

2. Termination Without Cause or for Good Reason After a Change in Control. If at any time prior to the expiration of twenty-four (24) months following a Change of Control Date, the Company terminates the Executive’s employment without Cause or the Executive terminates his or her employment for Good Reason, the Company will provide benefits as follows provided the Executive executes a release of claims drafted by the Company’s counsel and it becomes binding:

2.1 Payment.

Within 30 days following the termination of employment, the Company will pay to the Executive a lump-sum cash amount equal to 200% of the Executive’s annual base salary in effect at the time of the termination of employment (or if the Executive’s annual base salary has been reduced within 61 days prior to the termination, the base salary in effect immediately prior to the reduction), less all applicable state and federal taxes.

The Executive will be paid his or her prorated target bonus due for the calendar year until his or her date of termination, less all applicable state and federal taxes. For example, an executive who is terminated on March 31 would be paid 25% of the prorated target bonus not yet paid for the applicable year. An executive who is terminated on June 30 would be paid 50% of the prorated target bonus not yet paid for the applicable year. Any other bonuses or commission earned but not yet paid will be paid to the Executive upon termination.

The Company will continue for a period of 24 months following the date of termination to provide the Executive with any medical, dental and disability and life insurance benefits in effect at the time of his or her termination (or, if his or her level of benefits has been reduced within 61 days of the termination, his or her level of benefits in effect prior to the reduction). If the Company is unable to continue any such benefit or benefits, the Company will instead pay to the Executive, within 30 days of termination, a lump sum cash payment equal to the greater of the Company’s cost of such benefits or the Executive’s individual replacement cost for such benefits. All other benefits will cease upon termination.

Any options to purchase Company stock or restricted stock of the Company held by the Executive under the Company’s stock compensation plans and arrangements will become immediately exercisable notwithstanding any contrary provisions in the documents otherwise governing the options and will remain exercisable for the period of time during which such options would otherwise have been exercisable had the Executive remained in the employ of the Company.

2.2 Taxes.

a. Notwithstanding any other provision of this Agreement, except as set forth in Section 2.2(b), in the event that the Company undergoes a “Change in Ownership or Control” (as defined below), the Company shall not be obligated to provide to the Executive a portion of any “Contingent Compensation Payments” (as defined below) that the Executive would otherwise be entitled to receive to the extent necessary to eliminate any “excess parachute payments” (as defined in Section 280G(b)(1) of the Internal Revenue Code of 1986, as amended (the “Code”)) for the Executive. For purposes of this Section 2.2, the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Payments” and the aggregate amount (determined in accordance with Proposed Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision) of the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Amount.”

b. Notwithstanding the provisions of Section 2.2(a), no such reduction in Contingent Compensation Payments shall be made if (i) the Eliminated Amount (computed without regard to this sentence) exceeds (ii) 110% of the aggregate present value (determined in accordance with Proposed Treasury Regulation Section 1.280G-1, Q/A-31 and Q/A-32 or any successor provisions) of the amount of any additional taxes that would be incurred by the Executive if the Eliminated Payments (determined without regard to this sentence) were paid to him or her (including, state and federal income taxes on the Eliminated Payments, the excise tax imposed by Section 4999 of the Code payable with respect to all of the Contingent Compensation Payments in excess of the Executive’s “base amount” (as defined in Section 280G(b)(3) of the Code), and any withholding taxes). The override of such reduction in Contingent Compensation Payments pursuant to this Section 2.2(b) shall be referred to as a “Section 2.2(b) Override.” For purpose of this paragraph, if any federal or state income taxes would be attributable to the receipt of any Eliminated Payment, the amount of such taxes shall be computed by multiplying the amount of the Eliminated Payment by the maximum combined federal and state income tax rate provided by law.

c. For purposes of this Section 2.2 the following terms shall have the following respective meanings:

(i) “Change in Ownership or Control” shall mean a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 280G(b)(2) of the Code.

(ii) “Contingent Compensation Payment” shall mean any payment (or benefit) in the nature of compensation that is made or made available (under this Agreement or otherwise) to a “disqualified individual” (as defined in Section 280G(c) of the Code) and that is contingent (within the meaning of Section 280G(b)(2)(A)(i) of the Code) on a Change in Ownership or Control of the Company.

d. Any payments or other benefits otherwise due to the Executive following a Change in Ownership or Control that could reasonably be characterized (as determined by the Company) as Contingent Compensation Payments (the “Potential Payments”) shall not be made until the dates provided for in this Section 2.2(d). Within 30 days after each date on which the Executive first becomes entitled to receive (whether or not then due) a Contingent Compensation Payment relating to such Change in Ownership or Control, the Company shall determine and notify the Executive (with reasonable detail regarding the basis for its determinations) (i) which Potential Payments constitute Contingent Compensation Payments, (ii) the Eliminated Amount and (iii) whether the Section 2.2(b) Override is applicable. Within 30 days after delivery of such notice to the Executive, the Executive shall deliver a response to the Company (the “Executive Response”) stating either (A) that he or she agrees with the Company’s determination pursuant to the preceding sentence, in which case he or she shall indicate, if applicable, which Contingent Compensation Payments, or portions thereof (the aggregate amount of which, determined in accordance with Proposed Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision, shall be equal to the Eliminated Amount), shall be treated as

Eliminated Payments or (B) that he or she disagrees with such determination, in which case he or she shall set forth (i) which Potential Payments should be characterized as Contingent Compensation Payments, (ii) the Eliminated Amount, (iii) whether the Section 2.2(b) Override is applicable, and (iv) which (if any) Contingent Compensation Payments, or portions thereof (the aggregate amount of which, determined in accordance with Proposed Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision, shall be equal to the Eliminated Amount, if any), shall be treated as Eliminated Payments. In the event that the Executive fails to deliver an Executive Response on or before the required date, the Company’s initial determination shall be final and the Contingent Compensation Payments that shall be treated as Eliminated Payments shall be determined by the Company in its absolute discretion. If the Executive states in the Executive Response that he or she agrees with the Company’s determination, the Company shall make the Potential Payments to the Executive within three business days following delivery to the Company of the Executive Response (except for any Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). If the Executive states in the Executive Response that he or she disagrees with the Company’s determination, then, for a period of 60 days following delivery of the Executive Response, the Executive and the Company shall use good faith efforts to resolve such dispute. If such dispute is not resolved within such 60-day period, such dispute shall be settled exclusively by arbitration in Boston, Massachusetts, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. The Company shall, within three business days following delivery to the Company of the Executive Response, make to the Executive those Potential Payments as to which there is no dispute between the Company and the Executive regarding whether they should be made (except for any such Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). The balance of the Potential Payments shall be made within three business days following the resolution of such dispute. Subject to the limitations contained in Sections 2.2(a) and (b) hereof, the amount of any payments to be made to the Executive following the resolution of such dispute shall be increased by amount of the accrued interest thereon computed at the prime rate announced from time to time by Boston Communications Group, Inc.’s primary bank,, compounded monthly from the date that such payments originally were due.

2.3 Mitigation. The Executive shall not be required to mitigate the amount of any payment or benefits provided for in this Section 2 by seeking other employment or otherwise. Further, the amount of any payment or benefits provided for in this Section 2 shall not be reduced by any compensation earned by the Executive as a result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by the Executive to the Company, or otherwise.

2.4 Other Payments. This Agreement does not supercede or otherwise impact any other current obligations of the Company to the Executive. Any amounts payable hereunder shall not be offset by any amounts due to the Company from the Executive.

3. Other Employment Termination. If the Executive’s employment terminates for any reason other than as described in Section 2, the Executive shall only receive any compensation owed to him as of his termination date and any other post-termination benefits which the Executive is eligible to receive under any plan or program of the Company.

4. Successors.

4.1 Successor to Company. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company as defined above and any successor to its business or assets as aforesaid which assumes and agrees to perform this Agreement, by operation of law or otherwise.

4.2 Successor to Executive. This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive should die while any amount would still be payable to the Executive or his or her family hereunder if the Executive had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the executors, personal representatives or administrators of the Executive’s estate.

5. Notices. All notices, instructions and other communications given hereunder or in connection herewith shall be in writing. Any such notice, instruction or communication shall be sent either (i) by registered or certified mail, return receipt requested, postage prepaid, or (ii) prepaid via a reputable nationwide overnight courier service, in each case addressed to the Company, at 55 Middlesex Turnpike, Bedford, MA 01730, ATTN: President, and to the Executive at the Executive’s address indicated on the signature page of this Agreement (or to such other address as either the Company or the Executive may have furnished to the other in writing in accordance herewith). Any such notice, instruction or communication shall be deemed to have been delivered five business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent via a reputable nationwide overnight courier service. Either party may give any notice, instruction or other communication hereunder using any other means, but no such notice, instruction or other communication shall be deemed to have been duly delivered unless and until it actually is received by the party for whom it is intended.

6. Miscellaneous.

6.1 Employment by Subsidiary. For purposes of this Agreement, the Executive’s employment with the Company shall not be deemed to have terminated solely as a result of the Executive continuing to be employed by a wholly-owned subsidiary of the Company.

6.2 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

6.3 Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the internal laws of the State of Massachusetts, without regard to conflicts of law principles.

6.4 Waiver of Right to Jury Trial. Both the Company and the Executive expressly waive any right that any party either has or may have to a jury trial of any dispute arising out of or in any way related to the matters covered by this Agreement.

6.5 Waivers. No waiver by the Executive at any time of any breach of, or compliance with, any provision of this Agreement to be performed by the Company shall be deemed a waiver of that or any other provision at any subsequent time.

6.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but both of which together shall constitute one and the same instrument.

6.7 Tax Withholding. Any payments provided for hereunder shall be paid net of any applicable tax withholding required under federal, state or local law.

6.8 Entire Agreement; Employment Agreement.

This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of the subject matter contained herein; and any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and cancelled.

6.9 Not an Employment Contract. The Executive acknowledges that this Agreement does not constitute a contract of employment or impose on the Company any obligation to retain the Executive as an employee and that this Agreement does not prevent the Executive from terminating employment at any time. If the Executive’s employment with the Company terminates for any reason and subsequently a Change in Control shall occur, the Executive shall not be entitled to any benefits hereunder except as otherwise provided pursuant to Section 2.

6.10 Amendments. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Executive.

6.11 Executive’s Acknowledgements. The Executive acknowledges that he or she: (a) has read this Agreement; (b) has been represented in the preparation, negotiation and execution of this Agreement by legal counsel of the Executive’s own choice or has voluntarily declined to seek such counsel; and (c) understands the terms and consequences of this Agreement.

6.12 Company Acknowledgements. The Company acknowledges that it has received all necessary consents, approvals and votes, including from the Board and holders of the Company’s Preferred Stock, to permit the Company to enter into this Agreement and be bound hereby.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first set forth above.

BOSTON COMMUNICATIONS GROUP, INC.

By:	/s/ E. Y. Snowden

Title: President and Chief Executive Officer

EMPLOYEE:

By:	/s/ Karen A. Walker

Karen A. Walker, Vice President, Finance and Administration and Chief Financial Officer